AGFEED INDUSTRIES, INC.
100 Bluegrass Commons Blvd., Suite 310
Hendersonville, Tennessee  37075

July 13, 2011

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AgFeed Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 30, 2011
File Number: 001-33674

Dear Mr. Dobbie:

We are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 5, 2011, related to the above-referenced filing of AgFeed Industries, Inc. (the “Company”).

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

General

1.
Please include separate resolutions providing shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, and whether the shareholder vote should be held every 1, 2, or 3 years.  Alternatively, tell us why you are not required to comply with Exchange Act Rule 14a-21 at this time.  Refer to Item 24 of Schedule 14A, Exchange Act Rule 14a-21(a)-(b).  For additional guidance, see Securities Act Release 33-9178.

Response: The Company inadvertently omitted the proposals from its preliminary proxy statement and the proposals are now included as Proposal Number Five and Proposal Number Six.

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U.S. Securities and Exchange Commission
July 13, 2011

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our counsel, Sunjeet S. Gill, at (610) 478-2254.

Sincerely,

AGFEED INDUSTRIES, INC.

/s/ Edward Pazdro
Edward Pazdro
Chief Financial Officer